Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 306

New York, New York 10022

June 21, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	John Reynolds, Assistant Director

Division of Corporation Finance

James Lopez, Esq.

Adam F. Turk, Esq.

Re:	Tonix Pharmaceuticals Holding Corp.

Amended Registration Statement on Form S-1

Filed June 20, 2013

File No. 333-188547

Ladies and Gentlemen:

The following response addresses the comment of the reviewing staff of the Commission as set forth in a comment letter dated June 21, 2013 (the "Comment Letter") relating to the Amendment No. 1 to Registration Statement on Form S-1 filed on June 20, 2013 (the "Registration Statement") by Tonix Pharmaceuticals Holding Corp. (the “Company”). The number of the response in this letter corresponds to the number of the staff’s comment as set forth in the Comment Letter.

We are filing herewith Amendment No. 2 to the Company's Registration Statement, which is being done solely to file an updated underwriting agreement to conform the fee arrangement contained therein to the engagement agreement previously entered into between the Company and Roth Capital Partners.

Underwriting, page 89

1.	We continue to note your statement within this section that the underwriters are offering the units “subject to prior sale.” Please revise to clarify this feature of your plan of distribution, consistent with your response to comment 4 of our letter dated May 31, 2013. Also, please advise us if and where the “subject to prior sale” understanding is addressed in the underwriting agreement.

Response:

The phrase “subject to prior sale” has a well-established meaning in commercial practice. A Google search of the phrase demonstrates that it is used in a myriad of contexts and has a widely known and accepted meaning. For example, television and newspaper advertisements for cars frequently contain the phrase “subject to prior sale” to put potential buyers on notice that the advertised products are being offered in limited quantities and thus may not be available to a specific buyer to the extent already sold to another buyer. Counsel for the underwriters has advised the Company that the phrase is contained in virtually all “Underwriting” disclosures in registration statements filed with the Securities and Exchange Commission. While not a scientific sample, counsel for the Underwriters points out that the same phrase is included in the “Underwriting” sections of many recent prominent public offerings, including the IPOs of Facebook, Inc., Groupon, Inc. and Google Inc., as well as the recent offering by the U.S. Department of Treasury of shares of General Motors Company. The phrase is not contained in the Underwriting Agreement because it relates to the process by which the Underwriters will offer the securities to the public. Consistent with custom and practice, that process is not detailed in underwriting agreements. As a result, the Company continues to believe that no additional disclosure is necessary for the protection of investors.

Securities and Exchange Commission

June 21, 2013

We trust that the foregoing appropriately addresses the issue raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ SETH LEDERMAN
Seth Lederman
Chief Executive Officer

Cc:	Marc J. Ross, Esq.

James M. Turner, Esq.